

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

James McArthur, Ph.D.
Chief Executive Officer
PepGen Inc.
245 Main Street
Cambridge, MA 02142

      Re: **PepGen Inc.**
              Registration Statement on Form S-1
              Exhibit No. 10.10
              Filed April 15, 2022
              File No. 333-264335

Dear Dr. McArthur:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                    Sincerely,

                    Division of Corporation Finance